

March 08, 2013

Via E-mail
Christopher J. McGurk, CEO
Cinedigm Digital Cinema Corp.
902 Broadway, 9th Floor
New York, NY 10010

> **Re:** **Cinedigm Digital Cinema Corp.**
> **Registration Statement on Form S-3**
> **Filed February 28, 2013**
> **File No. 333-186940**

Dear Mr. McGurk:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. We note that you reference six concurrent offerings on your cover page and on page 1. Please advise what consideration you gave to also disclosing the shares eligible to be sold under your shelf registration statement on Form S-3 (333-179970).

Signatures

2. Please revise to include the signature of your principal accounting officer or controller or designate the signatory who signs in that capacity. Refer to Instruction 1 to Signatures on Form S-3.

Exhibit 5.1

3. We note the statement in the final paragraph of the opinion that it "is not to be used, circulated, quoted or otherwise relied upon for any other purpose." Please delete from

the opinion language that expressly prohibits or implies that investors are not entitled to rely on the opinion. Refer to Section II.B.3.d. of SLB No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
        Jonathan K. Cooperman, Esq.
        Kelley Drye & Warren LLP